SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2004

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No.153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:         Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:      No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:      No:

Enclosures:
Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board. Subject: NEW MANAGEMENT APPOINTMENTS

NEW MANAGEMENT APPOINTMENTS

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

Turkcell, the leading GSM operator in Turkey, decided to reorganize its management structure to improve its excellence in the management, and business effectiveness, of its domestic and international subsidaries’ operations.

Therefore, effective as of 1 December 2004, Tulin Karabuk, who is currently Chief Marketing Officer of Turkcell, is appointed as Business Line Coordinator responsible for domestic operations. Effective as of 1 January 2005, Ali Kesan is appointed as Chief Marketing Officer. Tulin Karabuk, who is currently performing this duty, will continue acting under such position until 1 January 2005. In the new organization, the Turkcell executive team structure will be composed of Chief Officers of Turkcell and the Business Line Coordinators.

Ali Kesan started his sales and marketing career at Procter & Gamble. Since 1994, he has been working in the telecommunications sector, working at Ericsson Telekomunikasyon A.S. and Sony Ericsson, respectively. Prior to joining Turkcell, he worked as the General Manager at Sony Ericsson Turkey.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 09.11.2004, 17:00	Koray Ozturkler Investor Relations 09.11.2004, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 9, 2004	By:	/s/ Muzaffer Akpinar
	Name: Title:	Muzaffer Akpinar Chief Executive Office